UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

WIND RIVER SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

973149 10 7

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 973149 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry L. Fiddler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,445,114**

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,445,114**

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,445,114**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.6%

12.	Type of Reporting Person (See Instructions) IN

**                                Includes 2,652,930 shares held by The Fiddler and Alden Family Trust, of which Mr. Fiddler and his wife are trustees.   Both trustees have full voting and dispositive power. One signature can invoke the trust.  Also includes 300,000 shares held by the Jazem I Family Partners LP – Fund 5; 555,000 shares held by the Jazem II Family Partners LP; 247,953 shares held by the Jazem III Family Partners LP; and 300,000 shares held by the Jazem IV Family Partners LP.  Mr. Fiddler is a general partner of these four partnerships.  Also includes 389,231 shares subject to stock options excercisable within 60 days after February 12, 2003.

Item 1.
	(a)	Name of Issuer Wind River Systems, Inc.
	(b)	Address of Issuer's Principal Executive Offices 500 Wind River Way Alameda, CA 94501

Item 2.
	(a)	Name of Person Filing Jerry L. Fiddler
	(b)	Address of Principal Business Office or, if none, Residence 500 Wind River Way Alameda, CA 94501
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 973149 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
NOT APPLICABLE

Item 4.	Ownership.

(a) Amount beneficially owned: 4,445,114**
(b) Percent of class: 5.6% (Based on 79,125,888 shares outstanding as of December 10, 2002 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2002.)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 4,445,114**
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 4,445,114**
(iv) Shared power to dispose or to direct the disposition of -0-

**           Includes 2,652,930 shares held by The Fiddler and Alden Family Trust, of which Mr. Fiddler and his wife are trustees.  Both trustees have full voting and dispositive power. One signature can invoke the trust.  Also includes 300,000 shares held by the Jazem I Family Partners LP – Fund 5; 555,000 shares held by the Jazem II Family Partners LP; 247,953 shares held by the Jazem III Family Partners LP; and 300,000 shares held by the Jazem IV Family Partners LP.  Mr. Fiddler is a general partner of these four partnerships.  Also includes 389,321 shares subject to stock options excercisable within 60 days after February 12, 2003.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003
Date
/s/ Jerry Fiddler
Signature
Jerry Fiddler
Name/Title